Exhibit 8.2

May 19, 2015

Board of Directors

Grand Bankshares, Inc.

2055 Palm Beach Lakes Blvd.

West Palm Beach, Florida 33409

Re:	Agreement and Plan of Merger by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, Grand Bankshares, Inc. and Grand Bank & Trust of Florida

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Grand Bankshares, Inc. (“Grand”), a Florida corporation, with and into Seacoast Banking Corporation of Florida (“Seacoast”), a Florida corporation, pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) dated as of the 25th day of March, 2015. In addition, pursuant to the Agreement, Grand Bank & Trust of Florida, a wholly-owned subsidiary of Grand, shall merge with and into Seacoast National Bank, a wholly-owned subsidiary of Seacoast.

In accordance with Article 5.3(c) of the Agreement, Hacker, Johnson & Smith, PA will provide a tax opinion regarding certain federal income tax consequences of the proposed merger. Pursuant to the Agreement, on the effective date of the transaction Grand shall be merged with and into Seacoast. Seacoast shall be the surviving corporation from the merger and shall continue to be governed by the laws of the State of Florida, the separate corporate existence of Grand shall there upon cease.

At the merger effective date, holders of each share of Grand Common Stock and each share of Grand Preferred A Stock (excluding shares as to which dissenters’ rights have been perfected as provided for in the Agreement) will be entitled to receive the number of shares of Seacoast Common Stock that is equal to the Exchange Ratio outlined in the Agreement. In addition, holders of each share of Grand Preferred B Stock shall be converted into the right to receive a total cash payment of one thousand dollars ($1,000) per share.

Cash will be issued in lieu of any fractional share interest. Dissenting shareholders of Grand will receive cash in an amount equal to the fair value of the shares.

500 North Westshore Boulevard, Post Office Box 20368, Tampa. Florida 33622-0368, (813) 286-2424

A Registered Public Accounting Firm

Grand Bankshares, Inc.

May 19, 2015

Pursuant to your request and in preparation of our opinion we have examined and relied upon the following:

(i)	Agreement and Plan of Merger by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, Grand Bankshares, Inc. and Grand Bank & Trust of Florida.

(ii)	The applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable provisions of appropriate Treasury Regulations, existing judicial authority, and the current administrative rulings.

(iii)	Such other documents, records and instruments, as we deemed necessary or appropriate for purposes of this opinion.

In connection with the items set forth above, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photo static copies.

In addition to the terms contained in the Agreement, we have assumed the following to be true and correct:

1.	The fair market value of Seacoast Common Stock will be approximately equal to the fair value of Grand Common Stock and Preferred A Stock exchanged as indicated in the Agreement.

2.	There is no plan or intention by the shareholders of Grand to sell, exchange, or otherwise dispose of Seacoast Common Stock received pursuant to the Agreement.

3.	Seacoast will be the surviving corporation as a result of the merger.

4.	In excess of 50% of the value of the aggregate consideration issued to Grand shareholders, in connection with the merger, is represented by common stock of Seacoast.

5.	Grand's merger with and into Seacoast qualifies as a statutory merger under the laws of the State of Florida.

6.	Grand and Seacoast and the shareholders of Grand will pay their respective expenses, if any are incurred in connection with the transaction.

7.	There is no indebtedness existing between Grand and Seacoast that was issued, acquired, or will be settled at a discount.

Grand Bankshares, Inc.

May 19, 2015

8.	None of the compensation received by any shareholder-employees of Grand will be separate consideration for, or allocable to, any of their Grand Common Stock Preferred A and B Stock; none of Seacoast shares received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

9.	The merger is being effected for bona fide corporate business reasons.

10.	The Agreement represents the full and complete agreement among Grand and Seacoast regarding the merger and there are no other written or oral agreements regarding the merger.

11.	Cash payments received by Grand shareholders in lieu of fractional shares result from the mechanical rounding off of fractions from the share exchange rather than separately bargained-for consideration.

Based on the foregoing, as of the date of this letter, we are of the opinion that:

1.	The merger of Grand with and into Seacoast will constitute a reorganization within the meaning of Section 368(a) of the Code;

2.	Grand and Seacoast will be a party to the reorganization within the meaning of Section 368(a) of the Code;

3.	No gain or loss will be recognized by the holders of Grand Common Stock and Grand Preferred A Stock who exchange all of their stock solely for Seacoast Common Stock pursuant to the Agreement;

4.	No gain or loss will be recognized by Grand or Seacoast as a result of the merger;

5.	The tax basis of the Seacoast Common Stock received will be equal to the tax basis of the exchanged Grand Common Stock and Grand Preferred A Stock, decreased by the amount of cash received and increased by the amount of any gain recognized;

6.	The holding period of the Seacoast Common Stock received by each Grand shareholder will include the holding period of the Grand Common Stock and Grand Preferred A Stock exchanged in the merger, provided the shares of Grand Common Stock and Grand Preferred A Stock were held as a capital assets at the effective date;

7.	On the receipt of cash for fractional shares and/or for the exchange of Grand Preferred B Stock, the shareholders of Grand will recognize gain or loss in an amount equal to the difference between the cash received and the tax basis of the fractional shares and/or Grand Preferred B Stock of Grand exchanged; and

Grand Bankshares, Inc.

May 19, 2015

8.	The cash received by a Grand shareholder in connection with the exercise of a dissenter’s rights will be treated as a distribution in redemption of Grand Common Stock and/or Grand Preferred A Stock held by the shareholder, subject to the dividend provisions of Code Section 302. If the distribution is not a dividend under Code Section 302, the shareholder will recognize gain or loss equal to the difference between the cash received and the tax basis of the Grand Common Stock and/or Grand Preferred A Stock surrendered.

Our opinions set forth herein are based upon the descriptions of the contemplated transactions as set forth in the Agreement. If the actual facts relating to any aspect of the transaction differ from this description in any material respect, any or all of the opinions expressed herein may become inapplicable. Further, our opinions are based upon the Internal Revenue Code of 1986, Treasury Regulations and interpretations and judicial precedents as of the date hereof. If there is any change in the applicable laws or regulations, or if there are any new administrative or judicial interpretations of the law or regulations, any or all of the opinions expressed herein may become inapplicable.

Our opinion may not be applicable to certain shareholders who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers.

We hereby consent to the use of this opinion as an exhibit to Amendment No. 1 to the Registration Statement on Form S-4, Registration Statement under the Securities Act of 1933 (the “Registration Statement”), and to the use of our name under the section “Federal Income Tax Consequences”. In giving such consent, we do not herby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Act.

Sincerely,

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida